AFYA SECURES FULL DISBURSEMENT OF R$500 MILLION FROM IFC TO SUPPORT THE COMPANY’S EXPANSION

Nova Lima, Brazil, August 30, 2024 – Afya Limited (Nasdaq: AFYA; B3: A2FY34) (“Afya” or the “Company”), the leading medical education group and medical practice solutions provider in Brazil announced today that its wholly-owned subsidiary, Afya Participações S.A., has received the total disbursement of BRL500.0 million under the loan agreement with International Finance Corporation ("IFC") to support the Company’s expansion program.

The financing is IFC’s first sustainability-linked loan based on social targets in the education sector. The pricing of IFC’s loan will be linked to Afya reaching performance target levels in selected social key performance indicators encompassing free medical consultations for the community and quality of education according to Brazil’s Ministry of Education criteria (“Sustainability KPIs”).

According to the financing terms, the loan shall be repaid in seven equal semi-annual installments starting in April 2027. The interest rate is the Brazilian CDI rate plus 1.2%, and it may be reduced by 15 bps if the Sustainability KPIs are achieved.

For more information, please visit https://ir.afya.com.br.

About Afya Limited (Nasdaq: AFYA, B3: A2FY34)

Afya is a leading medical education group in Brazil based on the number of medical school seats, delivering an end-to-end physician-centric ecosystem that serves and empowers students and physicians to transform their ambitions into rewarding lifelong experiences from the moment they join us as medical students through their medical residency preparation, graduation program, continuing medical education activities and offering medical practice solutions to help doctors enhance their healthcare services through their whole career.

Investor Relations Contact:

Afya Limited

ir@afya.com.br

Source: Afya Limited